                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE TO/A
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 5)

                                     AND

                                SCHEDULE 13D/A
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)

                        ELITE INFORMATION GROUP, INC.
                          (Name of Subject Company)

                       GULF ACQUISITION CORP. (OFFEROR)
                       THE THOMSON CORPORATION (PARENT)
                     (Names of Filing Persons (Offeror))

                   Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                  28659M106
                    (CUSIP Number of Class of Securities)

                            DEIRDRE STANLEY, ESQ.
                           THE THOMSON CORPORATION
                       METRO CENTER, ONE STATION PLACE
                         STAMFORD, CONNECTICUT 06902
                          TELEPHONE: (203) 969-8700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                    Copy to:

                              PETER J. ROONEY, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 848-4000

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**

             $122,363,052.90                           $9,899.17

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of 7,890,600, which is the number of Shares outstanding as of April 4, 2003, and $14.00, which is the per Share tender offer price, and (ii) the product of 1,694,395, which is the number of Shares subject to options outstanding as of April 4, 2003 with an exercise price of less than $14.00, and $7.02, which is the difference between the $14.00 per Share tender offer price and the average weighted exercise price of the options, which is $6.98.

**   Calculated by multiplying the transaction value by 0.00008090.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $9,899.17         Filing Party: The Thomson Corporation
                         -------------                   -----------------------
Form or Registration No.: Schedule TO      Date Filed: April 11, 2003
                          ------------                 -------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP NO. 28659M106
         ---------------------
 ----------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THE THOMSON CORPORATION
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [ ]
          (b)  [ ]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          ONTARIO, CANADA
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    0
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     7,773,208 SHARES OF COMMON STOCK
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  0
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               7,773,208 SHARES OF COMMON STOCK
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,773,208
 -----------------------------------------------------------------------------

  12. CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          98.1%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
 -----------------------------------------------------------------------------

CUSIP NO. 28659M106
         ---------------------
 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GULF ACQUISITION CORP.
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [ ]
          (b)  [ ]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    0
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     7,773,208 SHARES OF COMMON STOCK
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  0
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               7,773,208 SHARES OF COMMON STOCK
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,773,208
 -----------------------------------------------------------------------------

  12. CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          98.1%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
 -----------------------------------------------------------------------------

               This Amendment No. 5 (this "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on April 11, 2003 by Gulf Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). On April 17, 2003, Purchaser and Thomson filed Amendment No. 1 to the Schedule TO. On April 28, 2003, Purchaser and Thomson filed Amendment No. 2 to the Schedule TO. On April 30, 2003, Purchaser and Thomson filed Amendment No. 3 to the Schedule TO. On May 8, 2003, Purchaser and Thomson filed Amendment No. 4 to the Schedule TO. The Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Elite Information Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $14.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 11, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Pursuant to General Instruction H to Schedule TO, this Final
Amendment satisfies the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by Purchaser in the Offer. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.

ITEM 8.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

               Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

               At 12:00 midnight, New York City time, on Thursday, May 8, 2003, the Offer expired. Based on a preliminary count, approximately 7,773,208 Shares were validly tendered and not withdrawn pursuant to the Offer, of which approximately 886,746 Shares were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 98.1% of the outstanding Shares. All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.

               Thomson and Purchaser intend to effect the Merger of Purchaser with and into the Company as soon as practicable. Pursuant to the Merger, Shares that were not tendered into the Offer (other than Shares owned by Thomson or the Company (or by any direct or indirect wholly-owned subsidiary of Thomson or the Company), which Shares will be canceled and no consideration will be delivered in exchange therefor) will be canceled and converted into the right to receive $14.00, in cash, without interest, pursuant to the terms of the Merger Agreement, subject to the rights of holders of non-tendered Shares to seek appraisal of the fair market value thereof pursuant to Section 262 of the General Corporation Law of the State of Delaware. Following the Merger, the Company will become an indirect wholly-owned subsidiary of Thomson. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(11).

ITEM 12.       MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)         Offer to Purchase, dated April 11, 2003.**

(a)(2)         Form of Letter of Transmittal.**

(a)(3)         Form of Notice of Guaranteed Delivery.**

(a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.**

(a)(5)         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Nominees to Clients.**

(a)(6)         Form of Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.**

(a)(7)         Summary Advertisement as published in The New York Times on
               April 11, 2003.**

(a)(8)         Joint Press Release issued by Thomson and the Company on April 3,
               2003.*

(a)(9)         Press Release issued by Thomson on April 11, 2003.**

(a)(10)        Press Release issued by Thomson on May 8, 2003.***

(a)(11)        Press release issued by Thomson on May 9, 2003.

(d)(1)         Agreement and Plan of Merger, dated as of April 2, 2003, among
               Thomson, Purchaser and the Company.**

(d)(2)         Stockholders Support Agreement, dated as of April 2, 2003, among
               Thomson, Purchaser and each of PAR Investment Partners, L.P.,
               Arthur G. Epker III, Christopher K. Poole, David A. Finley, Roger
               Noall, Alan Rich and William G. Seymour.**

(d)(3)         Employment Agreement, dated as of April 10, 2003, between the
               Company and Christopher K. Poole.**

(d)(4) Confidentiality Agreement, dated as of October 7, 2002, between the Company and Thomson.**

(g)            None.

(h)            None.

ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3.

               Not applicable.

-----------
 * Previously filed on April 3, 2003 with the Securities and Exchange Commission on Schedule TO-C by Purchaser and Thomson.

** Incorporated by reference to the Schedule TO filed by Purchaser and Thomson on April 11, 2003.

*** Incorporated by reference to Amendment No.4 to the Schedule TO filed by Purchaser and Thomson on May 8, 2003.

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2003

                                            GULF ACQUISITION CORP.


                                            By: /s/ Edward A. Friedland
                                               ---------------------------------
                                                Name:  Edward A. Friedland
                                                Title: Vice President

                                            THE THOMSON CORPORATION


                                            By: /s/ Edward A. Friedland
                                               ---------------------------------
                                                Name:  Edward A. Friedland
                                                Title: Assistant Secretary

                                  EXHIBIT INDEX

EXHIBIT
NO.
(a)(1)         Offer to Purchase, dated April 11, 2003.**

(a)(2)         Form of Letter of Transmittal.**

(a)(3)         Form of Notice of Guaranteed Delivery.**

(a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.**

(a)(5)         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Nominees to Clients.**

(a)(6)         Form of Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.**

(a)(7)         Summary Advertisement as published in The New York Times on
               April 11, 2003.**

(a)(8)         Joint Press Release issued by Thomson and the Company on April 3,
               2003.*

(a)(9)         Press Release issued by Thomson on April 11, 2003.**

(a)(10)        Press Release issued by Thomson on May 8, 2003.***

(a)(11)        Press release issued by Thomson on May 9, 2003.

(d)(1)         Agreement and Plan of Merger, dated as of April 2, 2003, among
               Thomson, Purchaser and the Company.**

(d)(2)         Stockholders Support Agreement, dated as of April 2, 2003, among
               Thomson, Purchaser and each of PAR Investment Partners, L.P.,
               Arthur G. Epker III, Christopher K. Poole, David A. Finley, Roger
               Noall, Alan Rich and William G. Seymour.**

(d)(3)         Employment Agreement, dated as of April 10, 2003, between the
               Company and Christopher K. Poole.**

(d)(4) Confidentiality Agreement, dated as of October 7, 2002, between the Company and Thomson.**

(g)            None.

(h)            None.

-----------
* Previously filed on April 3, 2003 with the Securities and Exchange Commission on Schedule TO-C by Purchaser and Thomson.

** Incorporated by reference to the Schedule TO filed by Purchaser and Thomson on April 11, 2003.

*** Incorporated by reference to Amendment No.4 to the Schedule TO filed by Purchaser and Thomson on May 8, 2003.